

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

August 7, 2009

Kevin P. Riley
Executive Vice President, Chief Financial Officer and Treasurer
24 North Street
Pittsfield, Massachusetts 01201
By U.S. Mail and facsimile to (413) 443-3587

Re: Berkshire Hills Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
File No. 000-51584

Dear Mr. Riley:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            John P. Nolan
                            Senior Assistant Chief Accountant